PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121


06017157


SEC MAIL PROCESSING
RECEIVED
SEP 27 2006
WASH. D.C.
160
SECTION

21st September 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 21st September 2006:

"Interim Results for the six months to 30 June 2006"
"Drilling Update : Dua 5X Oil and Gas Discovery"
"Anoa Drilling Success"

Yours faithfully

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

Premier Oil plc
Interim Results for the six months to 30 June 2006

Highlights

- Premier operated exploration successes in Indonesia and Vietnam
- Five out of seven exploration successes in the first half
- Acquisition in North Sumatra with development and exploration upside
- Profit after tax up 64 per cent to $33.7 million (2005: $20.5 million)
- Operating cash flow up 218 per cent to $172.3 million (2005: $54.2 million)
- Net cash of $43.8 million against year end net debt of $26.2 million
- Production of 33,521 boepd (2005: 34,779 boepd), up from 2005 full year average of 33,255 boepd
- Significant progress on new gas contracts in Pakistan and Indonesia

Regional Outlook

Asia

- Lembu trend appraisal and Anoa oil finds
- Dua and Swan development studies
- Blackbird exploration well results in 4Q
- North Sumatra development planning

North Sea

- Frøy development plan on track
- Peveril well in 4Q
- Applications in UK and Norway licensing rounds

Middle East-Pakistan

- Continuing production growth
- New gas contracts and field expansion
- New business focus in the region

West Africa

- Seeking to optimise Chinguetti development
- Tiof development studies
- High impact exploration in Guinea Bissau and Congo

Simon Lockett, Chief Executive, commented:

"Premier has delivered exploration and operational success and further strengthened its financial position during the first half of the year. We are delighted to announce further positive drilling results today. Our growth plans are on track and we are now entering a period of high impact exploration with key wells in Vietnam, UK, India and Guinea Bissau."

There will be an analyst presentation on Thursday 21 September at Premier's offices, 23 Lower Belgrave Street, London SW1W 0NR starting at 10.00 am. A copy of the presentation will be available on the Company's website: www.premier-oil.com.

Thursday 21 September 2006

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673/07774 444163**
Gavin Davis — **Tel: 020 7743 6677/ 079101 04660**

Interim Results for the six months to 30 June 2006

CHAIRMAN'S STATEMENT

Our high quality assets have produced excellent financial results; we are growing through successful exploration, new developments and acquisition.

Premier has produced an excellent set of financial results benefiting from our strong current producing asset base and a disciplined approach to expenditure.

Operating profits were increased by 81 per cent to $110.1 million and net profits were increased by 64 per cent to $33.7 million. With strong positive net cash flow we have a net cash position of $43.8 million at 30 June.

Our exploration activity was successful in the first half, with three positive results in Indonesia and an encouraging start to our programme in Vietnam. In total Premier participated in seven exploration and appraisal wells in the period, of which five encountered hydrocarbons. This success has continued into the second half.

We have a portfolio of development projects across the group, on new and existing fields, on which we have made good progress and which we are confident will drive our medium-term growth plans.

In what is a highly competitive market for assets, we are pleased to have completed the acquisition of an interest in North Sumatra block A. This is a prolific oil and gas block with strong government backing for the early commencement of a gas development project.

Our focus on maintaining world-class health, safety and environmental performance continues. We achieved 2.5 million manhours with no lost time incident for offshore and onshore in April 2006. We retained OHSAS 18001 and ISO 14001 certification from ERMCVS for our drilling programme in February 2006. In July 2006 we received the OSHAS 18001 certification and retained ISO 14001 certification for our production business.

We are delighted to welcome a new non-executive director to the Board. Professor David Roberts joined the Board on 28 June and brings with him over 30 years of experience in all aspects of exploration worldwide. I am grateful for many years of advice and assistance from our two retiring non-executives, Azam Alizai and Ian Gray who recently left the Board.

Outlook

Premier's strategy of adding value through both exploration and development of existing reserves is firmly in place. Each of our four regional businesses are expected to contribute to meeting our medium-term growth target of at least 50,000 boepd. We have added a number of key senior employees across our business units to ensure delivery of this target.

It is pleasing to record our exploration successes in the first half of the year. In addition, our team has worked extremely hard to secure rigs for all the key wells in 2007 in what is a challenging service market. Through portfolio management, we expect to maintain high levels of activity within a disciplined exploration spend. The next 12 months will see a continuing high level of exploration activity with key wells in Vietnam, UK, India and Guinea Bissau.

Sir David John
Chairman

Interim Results for the six months to 30 June 2006

FINANCIAL REVIEW

Income statement

Profit after tax in the period to 30 June 2006 increased to $33.7 million compared with a profit of $20.5 million for the corresponding period last year. The rise reflects higher realised oil and gas prices and strong control over our cost base. Profits are reduced by $16.0 million of mark-to-market hedging losses which have no cash flow impact on the group.

Group production, on a working interest basis, was 33,521 barrels of oil equivalent per day (boepd) (2005: 34,779 boepd), slightly higher than the full year average for 2005 of 33,255 boepd. This increase reflects commencement of production from the Chinguetti field in Mauritania and a strong performance from our gas business in Pakistan, partially offset by lower production from several of our UK fields. On an entitlement basis, group production for the period was 31,000 boepd (2005: 30,400 boepd).

Premier's realised average oil price for the period was $66.52 per barrel, a 1 per cent premium to average Brent crude prices. This compared to $38.08 in the corresponding period, which was impacted by now-expired hedging transactions. Realised gas prices increased overall by 56 per cent to $5.26 per million cubic feet (mcf) compared to $3.38/mcf in 2005. The net effect of sales volume and price changes was to increase turnover to $219.6 million (2005: $149.3 million).

Cost of sales increased in the period to $85.5 million (2005: $73.7 million). Included in operating costs was a $9.2 million charge in settlement for the disputed Avenants relating to our two Production Sharing Contracts (PSCs) in Mauritania. Excluding this one-off cost, underlying unit operating costs were $5.2 per barrel, down 19 per cent on the corresponding period due to reduced operating costs on Kyle production. The total amortisation costs were $41.8 million up $9.7 million on the corresponding period mainly due to first time inclusion of amortisation charges for the Chinguetti field in Mauritania.

Following our change to an IFRS successful efforts based policy during 2005, pre-licence exploration costs and unsuccessful exploration costs are written off in the period in which they are incurred. In the first half of 2006, the exploration write-off amounted to $9.2 million (2005: $2.1 million). This included the write-off of $7.0 million relating to Egyptian exploration where the focus is now on the potential development of our Al Amir-1 2005 discovery.

Interest revenue and finance gains for the period were $1.9 million offset by finance costs and other finance expenses of $20.5 million mainly resulting from the mark-to-market hedging losses totalling $16.0 million. Such accounting losses arise as oil and gas prices increase, however in the current range of oil and gas prices they will not have any cash flow impact on the group. Taxation charges at $57.8 million were higher than the charges reported for the first half of 2005 ($41.5 million) reflecting higher operating profits and higher tax rates in the UK.

Cash flow

Cash flow from operating activities amounted to $172.3 million in 2006 (2005: $54.2 million). Capital expenditure for the period was $95.9 million (2005: $62.0 million).

Capital Expenditure ($ million)		
	2006 Half Year	2005 Half Year
Fields/developments	39.5	33.5
Exploration	39.0	28.1
Acquisition	17.0	-
Other	0.4	0.4
Total	**95.9**	**62.0**

The principal development projects were the Chinguetti field in Mauritania, the West Lobe platform development in Indonesia and the Zamzama Phase 2 project in Pakistan. Exploration costs of $39.0 million for the half year do not take into account proceeds from the farm-out of an interest in block 12 in Vietnam which will be realised on completion of the current drilling programme. Net cash inflow, after capital expenditures, amounted to $69.8 million (2005: $7.8 million outflow). Net cash at 30 June 2006 stood at $43.8 million compared to net debt of $26.2 million at 31 December 2005.

Hedging & risk management

The group has maintained its policy of securing floors for its future production where it can do so on attractive terms. This is typically achieved on a zero cash cost basis by selling upside above given ceiling prices. As oil and gas prices have risen during 2006, we have taken the opportunity to raise the floor on existing hedges and extended coverage out until 2012 whilst maintaining zero cash outlays.

At 20 September 2006, the group has 9.3 million barrels of dated Brent oil and 660,000 metric tonnes of High Sulphur Fuel Oil (the basis for Indonesian gas prices) hedged at an average floor of $38.76 per barrel with a cap of $100 per barrel and an average floor of $245 per metric tonne with an average cap of $500 per metric tonne respectively.

Interim Results for the six months to 30 June 2006

OPERATIONAL REVIEW

ASIA

During first half 2006 progress was made with each of the key strategic themes in Asia. Success with both exploration and acquisitions was underpinned by a solid production performance while new development opportunities continued to advance.

Production & Development

In first half 2006, the Premier operated block A in Indonesia sold an overall average of 130 billion British thermal units per day (Bbtud) (gross) from its gas export facility while the non-operated Kakap field contributed a further 70 BBtud (gross). Oil production from Anoa averaged 2,816 barrels of oil per day (bopd) (gross) and from Kakap averaged 7,095 bopd (gross).

Overall, net production from Indonesia amounted to 11,644 boepd (2005: 11,766 boepd), with Anoa and Kakap contributing 7,957 boepd (2005: 8,156 boepd) and 3,687 boepd (2005: 3,610 boepd) respectively.

The West Lobe wellhead platform was completed slightly ahead of schedule on 18 May 2006. The jacket, deck and pipeline were installed and hooked up during April and May. Commissioning of the hydrocarbon systems was accomplished using gas from the AGX platform. Drilling is now under way with tie-in of the development wells scheduled for completion at the end of the year.

Negotiations continued over the sale of further gas from block A with prospective buyers in Singapore. We currently assess Singapore to be the optimal market for new gas sales where new petrochemical plants are planned. We also maintain a watching brief over other possible markets on the Indonesian island of Batam.

In April 2006, together with our partners Medco and Japex, we acquired a 50 per cent working interest (Premier share 16.7 per cent) in the North Sumatra block A PSC onshore Indonesia, which has undeveloped discoveries certified as holding over 650 billion cubic feet (bcf) gross of proved and probable reserves. Gas sales negotiations and development studies are under way.

In India, detailed discussions with joint venture partners and government representatives have continued with respect to the Ratna field development. Progress has been made towards formal approval of the production sharing contract.

Exploration & Appraisal

The Macan Tutul-1 and Lembu Peteng-1 operated exploration wells in Natuna Sea block A, Indonesia, were successfully drilled in the first quarter of 2006. Both discovered hydrocarbons and are now the subject of appraisal and development studies.

Recent technical work has been focused on finalising the well programme for the second half 2006 development and appraisal campaign, and preparing for the 2007 drilling campaign. In the period to year-end, four development wells will be drilled on the West Lobe platform, and an appraisal well is planned to follow up the successful Lembu Peteng-1 exploration well.

In preparation for the 2007 campaign, work has continued in maturing the Tengilling-1 exploration prospect which is located nearby the Anoa producing facilities, and finalising the Gajah Puteri-3 well which will appraise the Ganesha fault block on the Gajah Puteri field. The Gajah Puteri field is located south of the Lembu Peteng-1 discovery and may present a future combined development opportunity.

In Vietnam, we commenced the drilling programme on the Dua structure with the Dua-4x well. This confirmed the presence of oil and gas in the northern segment of the structure. Subsequently we drilled the successful Dua-5x well, the key test well to determine if hydrocarbons are present in the southern segment of the Dua structure. Following the testing of the Dua-5x well, we will immediately drill the Blackbird exploration prospect to the west of Dua. This is a test of a substantially larger structure than Dua.

In India, preparations for the drilling of the two trillion cubic feet (tcf) Masimpur prospect in Cachar progressed with the award of a rig contract for up to three wells on the block. The first well is targeted for the fourth quarter 2006.

MIDDLE EAST-PAKISTAN

Premier is intent on building a material position within this region. At present we have a growing production portfolio in Pakistan and a foothold exploration position in Egypt. We aim to expand by acquisition and by accessing new exploration opportunities.

Production & Development

Pakistan production in the first half of the year reached a new record level of 12,168 boepd, some 3 per cent higher than the previous record achieved in the corresponding period for 2005 (11,805 boepd). This reflects our ability to take advantage of growing gas demand using the existing developed fields.

Qadirpur production was 3,995 boepd (2005: 3,983 boepd). The plant capacity is being further enhanced from the current 500 million standard cubic feet per day (mmscfd) to 600 mmscfd. Negotiations are in progress with the gas buyer (on the basis of an agreed term sheet) to increase the gas sales by a further 100 mmscfd with the additional production expected on stream in January 2008.

At Kadanwari, production of 1,183 boepd was slightly lower compared to the first half of 2005 (1,205 boepd) due to natural decline. The delayed K-15 well has now been completed and started production in August. Evaluation of Kadanwari 3D seismic has generated further new prospects in the field and K-16 is planned to be drilled in the fourth quarter of 2006. Additional production from K-15 and K-16 will potentially increase the Kadanwari field production in 2007 by around 800 boepd (net). Kadanwari-17 and 18 are also planned to be drilled in 2007.

Zamzama production averaged 4,063 boepd during the current period (2005: 3,735 boepd). After signing of the Gas Sales Agreement (GSA) the Zamzama Phase 2 development project is being implemented for the sale of an additional 150 mmscfd, with first gas expected on schedule in third quarter 2007.

Bhit field production was 2,927 boepd during the current period (2005: 2,882 boepd). The Bhit Phase II Supplemental GSA has been initialled and is currently awaiting formal signature. Bhit plant capacity will be enhanced to 315 mmscfd, to allow accelerated production from the Bhit field and production of Badhra reserves effective from January 2008.

A GSA for the sale of 22 mmscfd gas from the Zarghun South field, in which Premier has a 3.75 per cent carried interest, is also approaching signature.

Exploration & Appraisal

In Pakistan, the high-impact Indus E block well has been delayed to 2007 to avoid drilling during the monsoon season. This is a highly prospective area and this well could open up a hydrocarbon province offshore Pakistan. New exploration opportunities within Pakistan are being reviewed and we plan to return to onshore exploration during 2007 and 2008.

In Egypt, drilling of the Al Amir-2 well, an appraisal of the 2005 Al Amir-1 discovery, commenced in late May. At the end of June, the well was being tested. Subsequently, although the well encountered hydrocarbons, the flow rates were deemed insufficient to be commercial at this location. Work is now being undertaken to determine the commerciality of the earlier Al-Amir discovery.

In line with the expansion strategy, we have substantially increased our new venture activity in Egypt during the first half of 2006, participating in government bid rounds as well as seeking farm-in and acquisition opportunities. During July, the company submitted a bid for a licence in the current EGAS round of licensing applications.

NORTH SEA

Premier will build its position by expanding its exploration portfolio and seeking high impact exploration drilling opportunities while maximising the value from its existing production and development assets.

Production & Development

Production in the UK amounted to 7,081 boepd (2005: 11,208 boepd) representing 21 per cent of the group total (32 per cent in 2005). The decrease, relative to the first half of 2005, is due to a combination of natural decline, field offtake reconfiguration and operational problems that have occurred during the first six months of the year.

The Wytch Farm oil field contributed 3,255 boepd net production to Premier, down 19 per cent on last year. Production was adversely impacted by problems with the gas plant and with two of the production wells. During the period there was a continued high level of activity, with five workovers successfully completed, a number of wells returned to production and a new well, M07, brought on stream. In addition, a new Bridport well is currently being drilled and is expected to deliver first production by mid-November. Longer term, the operator

continues to refine the five year drilling programme and is currently evaluating EOR test results and options for the development of the offshore 98/7-2 discovery, now officially named Beacon.

Net production from Kyle was 2,062 boepd, down 43 per cent on last year as a consequence of reduced gas production following the change of export route to Banff. This change has significantly reduced operating costs for the field. Kyle oil production was above budget during the first half of 2006, and should be further enhanced in the second half of the year by a water shut-off and re-perforation of the K15 well. A gas lift project has been sanctioned for the field and a vessel secured for installation in early 2007. In addition, approval has been given to purchase long-lead items for a new well (K16) currently scheduled for a rig slot in mid-2007 which will target additional oil potential from the Paleocene.

In the Fife area, Premier's net production amounted to 1,268 bopd, slightly below expectation due to a number of minor operational problems. Production from Scott and Telford, which was steady during the period and in line with budget, accounted for the remainder of net production.

On the Frøy field in Norway acquisition of a 3D seismic survey was completed and together with existing data is being processed. Development planning is progressing through the concept selection phase. The partnership plans to make the declaration of commerciality around year-end followed by the submission of the plan of development in the first half of 2007.

Exploration & Appraisal

In addition to expanding the North Sea exploration portfolio, Premier is focused on maturing the prospect inventory to generate prospects for drilling, often by farming out the prospect so that the company's costs in the well are fully paid by others. This was the case in the UK 21/6a-7 well targeting the Palomino prospect that was plugged and abandoned as a dry hole in January 2006. The results from the well are being used to fully evaluate the remaining prospects in this area.

Early in 2006 Premier took up a 100 per cent stake in the UK Fife area blocks 39/1c and 39/2c with the aim of drilling the 39/2c-Peveril prospect. The blocks have been successfully farmed out and plans are in place to drill the 39/2c Peveril prospect during the final quarter of 2006. Premier will remain as operator and retain a 30 per cent interest in these blocks. The cost of the 39/2c well will be paid for by the farminees. The Peveril prospect has potential for 40 mmbbls within the Jurassic Fife-Fulmar sandstones and an upside of over 80 mmbbls. It is

located only 10 km south of the Fife field production facility and so in a success case could be tied back at low cost to these existing facilities.

Interpretation of recently reprocessed 2D and 3D surveys is proceeding across Premier's other UK acreage in the Central and Southern North Sea. Drilling decisions on these assets are expected later in the year.

In Norway, Premier was awarded five licences in the APA licensing round in December 2005. Work programmes have progressed swiftly during the first six months of the year. These licences do not carry drilling commitments and so a number of seismic reprocessing programmes are under way which will determine whether we enter the second phase when we will assume a well obligation.

Premier opened an office in Stavanger in May, and is also in the process of qualifying under Norwegian regulations as an Operator.

WEST AFRICA

The first half of 2006 has been a busy and productive period in West Africa, with the commencement of production from Chinguetti and the preparations for the drilling of two high impact wells in Guinea Bissau.

Production & Development

The company reached an important milestone in Mauritania with the commencement of production from the Chinguetti oil field on 24 February. This deep water development, located 90 km west of Nouakchott is operated by Woodside and is a sub-sea tie-back to the Berge Helene FPSO. Production commenced at a rate of over 60,000 bopd, although at the end of the first half of 2006 the rate had declined to about 37,000 bopd (Premier net 3,000 bopd) due to unexpected reservoir complexity. The joint venture is planning to drill new development wells in late 2006 and 2007 to increase production. In view of the reduced production performance, the operator is currently reviewing its estimates for proved and probable reserves. This is likely to lead to a reduction from the current booked level of 9.7 mmbbls (net).

Evaluation of potential development of the Tiof and Tevet oil discoveries in PSC B is advanced and could lead to a Final Investment Decision in early 2007. Both fields present considerable technical and commercial challenges which are being actively addressed by the joint venture.

In January 2006 the Government of Mauritania informed the Woodside operated joint venture of a potential dispute relating to the validity of amendments to certain legal documents (Avenants) relating to several PSCs in 2004, of which Premier had involvement through PSC A and B. This dispute was resolved in June 2006 and revised PSCs were signed in a ceremony in Nouakchott on 6 June.

Exploration & Appraisal

The exploration programme focused on PSC A with the spudding of the Colin-1 well in late July 2006. A second exploration well is also scheduled to be drilled on the nearby Kibaro prospect, which has a Cretaceous objective. Timing of the Kibaro-1 well is being coordinated with higher priority development work on Chinguetti but is expected to be drilled in late 2006.

In Guinea Bissau, Premier has contracted the Global Santa Fe jack-up rig, Baltic, to drill two exploration wells commencing in early February 2007. The two prospects, Eirozes and Espinafre, located 20 km south of the Sinapa-2, 2z oil discovery reported by Premier in April 2004, have combined pre-drill unrisked reserve potential of over 250 million barrels of oil equivalent (mmboe) gross.

Offshore Gabon, Premier (as drilling operator for the Themis joint venture) has contracted the Global Santa Fe rig, Adriatic VI, to drill a well on the Themis PSC in August 2007.

Nearby, the Dussafu joint venture has obtained an extension to the PSC term and is maturing prospects for 2008 drilling.

In the Republic of Congo, Premier and partners made significant progress in the award of Marine block IX, a highly attractive block located in proximity to existing production, through promulgation of a Decree on 19 May. At the end of first half 2006, the PSC was awaiting final Parliamentary and Presidential approval. Operations to fully evaluate the prospectivity of the block will commence immediately upon formal ratification, which should occur in third quarter 2006.

Early in 2006, Premier was awarded four PSCs in the Saharawi Arab Democratic Republic (SADR) with Ophir Energy as operator. These licences will become effective when the current UN mandated process of securing autonomy in the region is concluded.

New business opportunities in the region are being actively pursued to build on the attractive portfolio which the company has already secured.

Working interest production by field (boepd)

	Six months to 30 June 2006			Full year 2005		
	Liquids	Gas	Total	Liquids	Gas	Total
North Sea						
Wytch Farm	3,214	41	3,255	3,882	117	3,999
Kyle	1,542	520	2,062	2,019	1,591	3,610
Others	1,683	81	1,764	1,998	139	2,137
	6,439	**642**	**7,081**	**7,899**	**1,847**	**9,746**
Asia						
Natuna A	808	7,149	7,957	867	7,727	8,594
Kakap	1,330	2,357	3,687	1,362	2,078	3,440
	2,138	**9,506**	**11,644**	**2,229**	**9,805**	**12,034**
Middle East-Pakistan						
Bhit	18	2,909	2,927	17	2,768	2,785
Zamzama	178	3,885	4,063	161	3,496	3,657
Kadanwari	-	1,183	1,183	-	1,227	1,227
Qadirpur	51	3,944	3,995	51	3,755	3,806
	247	**11,921**	**12,168**	**229**	**11,246**	**11,475**
West Africa						
Chinguetti	2,628	-	2,628	-	-	-
	2,628	-	**2,628**	-	-	-
Total Group	**11,452**	**22,069**	**33,521**	**10,357**	**22,898**	**33,255**

Interim Results for the six months to 30 June 2006

CONSOLIDATED INCOME STATEMENT

	Note	**Six months to 30 June 2006 Unaudited $ million**	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
Sales revenues		**219.6**	149.3	359.4
Cost of sales	2	**(85.5)**	(73.7)	(176.5)
Exploration expense		**(9.2)**	(2.1)	(20.6)
Pre-licence exploration costs		**(6.6)**	(3.6)	(17.0)
General and administration costs		**(8.2)**	(9.1)	(19.6)
Operating profit		**110.1**	60.8	125.7
Interest revenue and finance gains	3	**1.9**	3.8	5.9
Finance costs and other finance expenses	3	**(20.5)**	(2.6)	(7.0)
Profit before tax		**91.5**	62.0	124.6
Tax		**(57.8)**	(41.5)	(86.0)
Profit after tax		**33.7**	20.5	38.6
Earnings per share (cent):				
Basic		**41.2**	24.9	47.0
Diluted		**40.9**	24.7	46.6

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

	Six months to 30 June 2006 Unaudited $ million	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
Pension costs – actuarial losses	**-**	-	(2.2)
Net losses recognised directly in equity	**-**	-	(2.2)
Profit for the period/year	**33.7**	20.5	38.6
Total recognised income	**33.7**	20.5	36.4

RECONCILIATION TO NET ASSETS

	Six months to 30 June 2006 Unaudited $ million	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
Net assets at 1 January	**376.1**	354.1	354.1
Total recognised income	**33.7**	20.5	36.4
Adjustment relating to past restructuring	**-**	-	3.1
Purchase of shares for ESOP Trust	**-**	(8.1)	(8.5)
Provision for share-based payments	**1.8**	0.4	2.9
Issue of ordinary shares	**0.2**	0.7	1.3
Repurchase of ordinary share capital	**-**	(11.5)	(13.2)
Currency translation differences	**0.6**	0.7	-
Net assets at period/year end	**412.4**	356.8	376.1

Interim Results for the six months to 30 June 2006

CONSOLIDATED BALANCE SHEET

	At 30 June 2006 Unaudited $ million	At 30 June 2005 Unaudited $ million	At 31 December 2005 $ million
Non-current assets:			
Intangible exploration and evaluation assets	**111.6**	63.9	67.4
Property, plant and equipment	**569.0**	567.8	576.6
Investments in associates	**1.1**	1.1	1.1
Deferred tax asset	**-**	-	0.8
	681.7	632.8	645.9
Current assets:			
Inventories	**16.1**	21.1	13.3
Trade and other receivables	**122.3**	120.7	144.7
Cash and cash equivalents	**43.8**	45.3	38.8
	182.2	187.1	196.8
Total assets	**863.9**	819.9	842.7
Current liabilities:			
Trade and other payables	**(142.9)**	(109.5)	(113.7)
Current tax payable	**(50.3)**	(41.9)	(38.8)
	(193.2)	(151.4)	(152.5)
Non-current liabilities:			
Long-term debt	**-**	(54.1)	(63.6)
Deferred tax liabilities	**(206.9)**	(206.9)	(198.3)
Long-term provisions	**(41.7)**	(40.2)	(41.0)
Long-term employee benefit plan deficits	**(9.7)**	(10.5)	(11.2)
	(258.3)	(311.7)	(314.1)
Total liabilities	**(451.5)**	(463.1)	(466.6)
Net assets	**412.4**	356.8	376.1
Equity and reserves:			
Share capital	**73.2**	73.2	73.2
Share premium account	**8.2**	7.6	8.0
Revenue reserves	**329.1**	276.0	293.6
Capital redemption reserve	**1.7**	-	1.7
Translation reserves	**0.2**	-	(0.4)
	412.4	356.8	376.1

PremierOil

Interim Results for the six months to 30 June 2006

CONSOLIDATED CASH FLOW STATEMENT

	Six months to 30 June 2006 Unaudited $ million	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
Operating activities:			
Profit before taxation	**91.5**	62.0	124.6
Depreciation, depletion and amortisation	**42.4**	32.8	68.0
Exploration expense	**9.2**	2.1	20.6
Pre-licence exploration costs	**6.6**	3.6	17.0
Increase in inventories	**(2.8)**	(8.8)	(1.0)
Decrease/(increase) in trade and other receivables	**38.3**	8.8	(29.3)
Increase/(decrease) in trade and other payables	**22.0**	(4.4)	5.4
Interest received	**0.8**	0.5	1.0
Interest revenue	**(0.7)**	(0.5)	(1.0)
Interest paid	**(2.1)**	(1.6)	(3.5)
Interest payable	**2.0**	1.5	-
Finance costs	**16.0**	-	2.0
Other finance expense/(income)	**1.4**	(2.2)	0.1
Net operating charge for long-term employee benefit plans less contributions	**(1.6)**	-	(1.5)
Income taxes paid	**(50.0)**	(39.6)	(86.4)
Share-based payment provision	**1.8**	-	2.9
Release of warranty provision	**(2.5)**	-	-
Net cash provided by operating activities	**172.3**	54.2	118.9
Investing activities:			
Capital expenditure	**(95.9)**	(62.0)	(132.6)
Pre-licence exploration costs	**(6.6)**	-	(17.0)
Disposal of intangible exploration and evaluation assets	**-**	-	4.0
Net cash used in investing activities	**(102.5)**	(62.0)	(145.6)
Financing activities:			
Issue of ordinary shares	**0.2**	0.7	1.1
Repurchase of ordinary shares	**-**	(22.2)	(21.0)
Repayment of long-term financing	**(65.0)**	-	-
Proceeds from long-term financing	**-**	15.0	-
Loan drawdowns	**-**	-	25.0
Arrangement fee for new loan facility	**-**	-	(1.4)
Net cash (used)/from financing activities	**(64.8)**	(6.5)	3.7
Currency translation differences relating to cash and cash equivalents	**-**	-	2.2
Increase/(decrease) in cash and cash equivalents	**5.0**	(14.3)	(20.8)
Cash and cash equivalents at the beginning of the period/year	**38.8**	59.6	59.6
Cash and cash equivalents at the end of the period/year	**43.8**	45.3	38.8

PremierOil

Interim Results for the six months to 30 June 2006

1. GEOGRAPHICAL SEGMENTAL ANALYSIS

	Six months to 30 June 2006 Unaudited $ million	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
Sales and other operating revenues by origin:			
North Sea	**77.6**	64.8	169.6
Asia	**73.3**	50.7	121.5
Middle East-Pakistan	**45.3**	33.8	68.3
West Africa	**23.4**	-	-
	219.6	149.3	359.4
Operating profit/(loss) by origin:			
North Sea	**38.9**	9.9	32.2
Asia	**49.6**	33.2	66.2
Middle East-Pakistan	**27.3**	23.4	41.9
West Africa	**-**	(0.6)	(6.0)
Other	**(5.7)**	(5.1)	(8.6)
	110.1	60.8	125.7

2. COST OF SALES

	Six months to 30 June 2006 Unaudited $ million	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
Operating costs	**35.5**	37.1	100.7
Royalties	**7.6**	3.8	7.8
Amortisation and depreciation of property, plant and equipment:			
Oil and gas properties	**41.8**	32.1	66.6
Other	**0.6**	0.7	1.4
	85.5	73.7	176.5

3. INVESTMENT REVENUE AND FINANCE COSTS

	Six months to 30 June 2006 Unaudited $ million	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
Interest revenue and finance gains:			
Short-term deposits	**0.7**	0.6	1.0
Mark-to-market valuation of foreign exchange contracts	**1.2**	-	-
Exchange differences	**-**	3.2	4.9
	1.9	3.8	5.9
Finance costs and other finance expenses:			
Bank loans and overdrafts	**(2.0)**	(1.5)	(3.0)
Unwinding of discount on decommissioning provision	**(0.9)**	(0.8)	(1.7)
Premium on commodity hedges and mark-to-market valuation	**(16.0)**	-	(2.0)
Long-term debt arrangement fees	**(0.2)**	-	(1.2)
Others	**-**	(0.3)	(0.5)
Exchange differences	**(1.4)**	-	-
Gross finance costs and other finance expenses	**(20.5)**	(2.6)	(8.4)
Interest capitalised during the period/year	**-**	-	1.4
	(20.5)	(2.6)	(7.0)

4. ANALYSIS OF CHANGES IN NET CASH/(DEBT)

	Six months to 30 June 2006 Unaudited $ million	Six months to 30 June 2005 Unaudited $ million	Year to 31 December 2005 $ million
a) Reconciliation of net cash flow to movement in net cash/(debt):			
Movement in cash and cash equivalents	**5.0**	(14.3)	(20.8)
Proceeds from long-term loans	-	(15.0)	(25.0)
Repayment of long-term loans	**65.0**	-	-
Increase/(decrease) in net cash/(debt) in the period/year	**70.0**	(29.3)	(45.8)
Opening net (debt)/cash	**(26.2)**	19.6	19.6
Closing net cash/(debt)	**43.8**	(9.7)	(26.2)
b) Analysis of net cash/(debt):			
Cash and cash equivalents	**43.8**	45.3	38.8
Long-term debt	-	(55.0)	(65.0)
Total net cash/(debt)	**43.8**	(9.7)	(26.2)

5. OTHER NOTES

Basis of preparation

The interim statement does not represent statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2005. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

The interim financial information has been prepared on the basis of the accounting policies set out in the group's 2005 statutory accounts.

Dividends

No interim dividend is proposed (30 June 2005: $ nil).

Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of ordinary shares in issue during the period. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax Unaudited		**Weighted average number of shares**		**Earnings per share**	
	Six months to 30 June 2006 $ million	Six months to 30 June 2005 $ million	**Six months to 30 June 2006 millions**	Six months to 30 June 2005 millions	**Six months to 30 June 2006 cents**	Six months to 30 June 2005 cents
Basic	**33.7**	20.5	**81.8**	82.5	**41.2**	24.9
Outstanding share options	**0.1**	0.1	**0.7**	0.8	*	*
Diluted	**33.8**	20.6	**82.5**	83.3	**40.9**	24.7

* The inclusion of the outstanding share options in the calculations produces a diluted earnings per share.

Independent Review Report to Premier Oil plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, reconciliation of net assets, the consolidated cash flow statement and related notes 1 to 5. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
20 September 2006

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Drilling update - Dua-5X Oil and Gas discovery

Vietnam

Premier Oil has completed drilling and logging of well Dua-5X on Block 12E in Vietnam. Following the drilling of well Dua-4X which encountered oil and gas within the northern fault block of the Dua structure, Premier drilled the Dua-5X vertical well to evaluate the adjacent southern fault block.

Well Dua-5X intersected multiple gas and oil reservoirs in the southern fault block of the Dua structure. Wireline testing of Dua-5X recovered oil samples and pressure data to help define the quantity and quality of hydrocarbons within the southern fault block of the Dua structure. Preparations are now being made to Drill Stem Test the well.

Dua-5X is the first successful intersection of the primary reservoir in the southern fault block of the Dua structure. It was drilled after successful evaluation of the northern fault block by Dua-4X drilled in May this year. That well was drilled down-dip of the 1974 Dua-1X discovery well which flowed 1,500 barrels of oil per day.

Following completion of testing operations on Dua-5X, Premier will drill the Blackbird prospect to explore a large tilted fault block updip of a pre-existing well which encountered very good oil shows.

On completion of the farmout agreement and subject to receipt of the approvals required from the Government of the Socialist Republic of Vietnam, Premier (as operator) will hold a 37.5% interest in Block 12E. The other partners will be Santos (37.5%) and Delek Energy (25%).

Premier's Chief Executive, Simon Lockett, said:

"We are very excited by the discovery of oil and gas in Dua's previously undrilled southern fault block. We look forward to the results of the drill stem test on Dua-5X which will provide more information on the potential development options available to the joint venture. Results to date are encouraging for Blackbird and other prospects in the area"

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Anoa Drilling Success

Indonesia

Premier announces the latest results from the 2006 Indonesian drilling programme in Natuna Sea Block A.

West Lobe
Whilst drilling the West Lobe-1 well, one of the four development wells currently being drilled as part of the Anoa Field West Lobe development, a 100 foot hydrocarbon bearing interval was encountered in a shallower horizon above the main producing reservoir. An evaluation is under way to establish the significance of this success which is likely to require further appraisal.

Central Lobe
In addition, a further appraisal well has been drilled into a new fault block in the Anoa Field. Results have confirmed the presence of a 67 foot column, with an overlying 80 foot gas column. Evaluation is ongoing, however this result has the potential to increase significantly oil production at the Anoa field.

Premier's Chief Executive, Simon Lockett, said:

"The success here is positive news for our key Anoa asset in Natuna Sea Block A where next year we will be drilling a further five wells. In line with our strategy, this is further evidence of our ability to add reserves from within our existing producing portfolio."

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**